SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2023 THIRD QUARTER RESULTS1

“3Q23 was another quarter of growth and profitability thanks to consistent execution of our strategy with positive top line performance and operating leverage.” – Jean Jereissati, CEO

Total Volume (organic)

-2.0% vs LY

In Brazil, volume was nearly flat (-0.1%), as a decline in Beer (-1.1%) lapping prior years’ strong performance (3Q20 to 3Q22) was offset by NAB (+2.8%). Within international operations, positive performance in Central America and the Caribbean (“CAC”) (+13.6%) was more than offset by Latin America South (“LAS”) (-9.4%) and Canada (-13.1%), where volumes were mostly impacted by declining industries.

Net Revenue (organic)

+19.3% vs LY

Top line performance was driven by net revenue per hectoliter (“NR/hl”) growth of 21.7%. Net revenue grew in most of our reported business units: LAS[2] +73.3%, CAC +22.2%, Brazil Beer +5.5% and Brazil NAB +5.1%, while in Canada it decreased by 7.3% impacted by volume decline.

Normalized EBITDA (organic)

+43.7% vs LY

Normalized EBITDA continued to grow in all our reported business units: LAS +93.9%, CAC +62.3%, Brazil Beer +34.7%, Canada +3.5% and Brazil NAB +0.9%. Sustained top line performance coupled with decelerating costs and expenses (due to FX and commodities tailwinds, and overall efficiencies) drove Normalized EBITDA growth, leading to Normalized EBITDA margin expansion of 560 bps.

Normalized Profit

R$ 4,038.9 million

Normalized Profit was up 25.1% compared to R$ 3,229.8 million in 3Q22, driven by Normalized EBITDA growth coupled with lower financial expenses mostly due to lower hedging costs in Argentina and Brazil.

Cash flow from operating activities

R$ 7,923.0 million

Cash flow from operating activities increased by 29.7% compared to R$ 6,109.4 million in 3Q22 due to Normalized EBITDA growth coupled with better working capital performance.

Sustainability

Within our efforts to reduce scope 3 emissions, we continue to lead the commitment of our value chain towards decarbonization through Eclipse Supplier Leadership Program, which engages our key-suppliers with climate action initiatives by sharing best practices, making co-investments and innovating.

1 The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the nine-month period ended September 30, 2023, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

2 The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 15).

ir.ambev.com.br	Press Release – October 31, 2023

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MANAGEMENT COMMENTS

Double-digit top line and bottom line growth leading to another quarter of gross and Normalized EBITDA margins expansion

Our strategy since the COVID-19 pandemic was built around a top line-led recovery, followed by bottom line and profitability improvements. Our 3Q23 results illustrate well how we have managed to consistently execute this plan. Net revenue grew by 19.3% (13th consecutive quarter of double-digit growth), Normalized EBITDA grew by 43.7% (with seven quarters of growth ahead of inflation since 1Q21), and gross margin expanded by 210 bps, while Normalized EBITDA margin expanded by 560 bps (fourth consecutive quarter of gross and Normalized EBITDA margins expansion).

These results are explained by a combination of resilient top line performance despite the 2.0% volume decline, coupled with FX and commodities tailwinds (particularly aluminum) in our costs, and increased efficiencies in terms of distribution and administrative expenses.

Brazil momentum continued in the quarter, led by Brazil Beer, where our continued efforts around premiumization, innovation and digital platforms (B2B and DTC) continued to pay off. Our premium and super premium beer brands (led by Corona, Spaten, Stella Artois and Original) grew by low teens, outperforming the industry, with market share gains (according to our estimates) and improved brand health. Over 92% of our customers are now buying through BEES leading to sustained all-time-high Net Promoter Score (“NPS”), while BEES Marketplace reached 81% of BEES’ customers, with Gross Merchandise Value (“GMV”) growing sequentially and by 32% versus 3Q22 and delivering an annualized amount of R$ 1.8 billion. Zé Delivery kept expanding coverage and awareness, totaling 4.7 million Monthly Active User (MAU) this quarter (+9% versus 3Q22), with GMV increasing by 8%.

As for our international operations, in Argentina, cash flow generation in USD ended 3Q23 ahead of last year despite the volume decline given the short-term industry performance, while in the rest of LAS, performance was led by Chile and Paraguay. CAC’s recovery remained on track, as we lapped the very tough results of 3Q22. More importantly, sequential performance improved once again, led by the Dominican Republic. And while top line performance in Canada was impacted by a sluggish industry, we continued to gain market share (according to our estimates) within the above core segments.

Year to date, net revenue has grown by 21.9%, Normalized EBITDA was up 39.6%, with gross margin expansion of 230 bps and Normalized EBITDA margin expansion of 400 bps.

Financial highlights – Ambev consolidated	3Q22	3Q23	% As Reported	% Organic	YTD22	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	46,256.3	45,344.0	-2.0%	-2.0%	133,580.4	131,567.4	-1.5%	-1.5%
Net revenue	20,587.6	20,317.8	-1.3%	19.3%	57,015.8	59,747.6	4.8%	21.9%
Gross profit	9,939.6	10,094.7	1.6%	24.5%	27,579.0	29,757.3	7.9%	27.6%
% Gross margin	48.3%	49.7%	140 bps	210 bps	48.4%	49.8%	140 bps	230 bps
Normalized EBITDA	5,600.6	6,584.3	17.6%	43.7%	16,661.6	18,303.9	9.9%	39.6%
% Normalized EBITDA margin	27.2%	32.4%	520 bps	560 bps	29.2%	30.6%	140 bps	400 bps

Profit	3,215.0	4,015.0	24.9%		9,807.9	10,432.0	6.4%
Normalized profit	3,229.8	4,038.9	25.1%		9,867.1	10,559.7	7.0%
EPS (R$/shares)	0.20	0.25	25.8%		0.60	0.64	6.5%
Normalized EPS (R$/shares)	0.20	0.25	26.0%		0.61	0.65	7.2%

Finally, the fourth quarter performance is always critical given the arrival of Summer in South America, but we are confident in our ability to deliver for the third straight year consistent and continuous improvement in terms of growth and profitability, with consolidated Normalized EBITDA organic performance ahead of the 17.1% growth delivered in 2022, as well as gross margin and Normalized EBITDA margin expansion.

ir.ambev.com.br	Press Release – October 31, 2023

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Ambev as a platform

During the quarter we continued to execute on and invest in each of the five pillars of our transformation journey framework to deliver consistent growth and long-term value creation:

Sustainability

On November 23rd, 2023 we will broadcast online our Sustainability Update, where we will share the latest developments and initiatives with our environmental, social and governance framework.

During the quarter, as part of our efforts to reduce scope 3 emissions, we continued to lead the commitment of our value chain towards decarbonization through Eclipse Supplier Leadership Program, a platform that engages our key-suppliers with climate action initiatives by sharing best practices, making co-investments and innovating. Also, a total of 5,100 partnering bars and restaurants are now operating with photovoltaic electricity, through our partnerships with Lemon Energia and PLIN Energia, generating financial savings for our partners and environmental gains for the whole ecosystem, as the usage of solar energy in these POCs represents zero carbon emission to cool our products.

As part of our commitment with United Nations Global Compact (UNGC), we shared with CEOs across Brazil our three key initiatives related to water: (i) reduced consumption in production, highlighting a 50% reduction in the last 20 years, (ii) our water brand Ama, and its mission to allocate 100% of its profits to projects to increase access to drinking water; and (iii) our forests and watersheds project, which has already planted two million trees in areas of high hydric stress.

As our social impact priority, we continue to scale up Bora, our productive inclusion program, focusing on reducing poverty, following our ambition to positively impact five million Brazilians until 2032. This quarter, we promoted events for over 150 small local retailers in the cities of São Paulo, Salvador and Belo Horizonte to promote the program and foster social impact and inclusive growth by sharing knowledge, connections, and financial empowerment to the entrepreneurs.

Within our Fight Against Hunger program, which utilizes technology to connect people who can donate food with people in need, we reached one million meals (over 200 tons of food) destined to over 20 NGOs in partnership with Comida Invisível startup. We have made all our DDCs throughout Brazil available to support and leverage the food donation culture.

In September, we held our 16th Beer Responsible Day throughout all our operations across Brazil and LAS, spreading awareness about smart drinking to retailers and consumers and impacting over 300 thousand people in our ecosystem.

Also, our annual “Ethics Week” impacted thousands of people across our company this quarter. The event included a series of lectures, interviews and training sessions aiming at disseminating the ethics and compliance message to the whole company.

ir.ambev.com.br	Press Release – October 31, 2023

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KEY MARKETS PERFORMANCES

Brazil Beer: mid-single digit top line and double-digit bottom-line growth translating into another quarter of margin expansion

•	Operating performance: industry was slightly positive, while volumes declined 1.1%, driven primarily by our value brands. Net revenue increased by 5.5%, with NR/hl growing sequentially and 6.8% (i.e., above inflation) versus 3Q22 driven by continued disciplined execution of our revenue management strategy in an environment of decelerating inflation combined with positive brand mix. Cash COGS/hl (excluding the sale of non-Ambev marketplace products) was down 1.9% mostly due to FX and commodities tailwinds, lower general inflation, and footprint efficiencies, while Cash SG&A decreased by 4.4% thanks to lower distribution expenses (lower diesel prices) and administrative expenses.

In YTD 23, net revenue was up 9.9% (volumes -1.0% and NR/hl +10.9%), and Normalized EBITDA rose by 29.6%, with Normalized gross margin expansion of 200 bps, and EBITDA margin expansion of 460 bps.

•	Commercial highlights: super premium and premium brands continued to outperform as a result of our consistent investments in building and developing our portfolio. In the core plus segment, Budweiser family increased volumes in the high teens, with a highlight to Budweiser Zero continued expansion, while our core segment remained resilient, growing in line with the industry.
Brazil Beer[3]	3Q22	Scope	Currency Translation	Organic Growth	3Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	23,482.3	-		(268.8)	23,213.4	-1.1%	-1.1%
Net revenue	9,050.2	-	-	502.2	9,552.5	5.5%	5.5%
Net revenue/hl (R$)	385.4	-	-	26.1	411.5	6.8%	6.8%
COGS	(4,852.1)	-	-	61.4	(4,790.7)	-1.3%	-1.3%
COGS/hl (R$)	(206.6)	-	-	0.3	(206.4)	-0.1%	-0.1%
COGS excl. deprec. & amort.	(4,418.0)	-	-	91.2	(4,326.8)	-2.1%	-2.1%
COGS/hl excl. deprec. & amort. (R$)	(188.1)	-	-	1.7	(186.4)	-0.9%	-0.9%
Gross profit	4,198.2	-	-	563.6	4,761.8	13.4%	13.4%
% Gross margin	46.4%				49.8%	340 bps	340 bps
SG&A excl. deprec. & amort.	(2,524.1)	-	-	112.3	(2,411.8)	-4.4%	-4.4%
SG&A deprec. & amort.	(281.4)	-	-	(170.8)	(452.2)	60.7%	60.7%
SG&A total	(2,805.4)	-	-	(58.5)	(2,864.0)	2.1%	2.1%
Other operating income/(expenses)	251.5	19.5	-	114.1	385.1	53.1%	42.1%
Other operating income/(expenses) excl. impair.	251.5	19.5	-	119.8	390.9	55.4%	44.2%
Normalized Operating Profit	1,644.3	19.5	-	619.2	2,283.0	38.8%	37.2%
% Normalized Operating margin	18.2%	0.0%	0.0%	0.0%	23.9%	570 bps	550 bps
Normalized EBITDA	2,359.7	19.5	-	825.6	3,204.8	35.8%	34.7%
% Normalized EBITDA margin	26.1%				33.5%	740 bps	720 bps
Brazil Beer	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	67,437.6	-		(646.1)	66,791.6	-1.0%	-1.0%
Net revenue	25,063.3	-	-	2,470.0	27,533.3	9.9%	9.9%
Net revenue/hl (R$)	371.7	-	-	40.6	412.2	10.9%	10.9%
COGS	(13,363.7)	-	-	(759.9)	(14,123.5)	5.7%	5.7%
COGS/hl (R$)	(198.2)	-	-	(13.3)	(211.5)	6.7%	6.7%
COGS excl. deprec. & amort.	(12,127.1)	-	-	(593.0)	(12,720.1)	4.9%	4.9%
COGS/hl excl. deprec. & amort. (R$)	(179.8)	-	-	(10.6)	(190.4)	5.9%	5.9%
Gross profit	11,699.6	-	-	1,710.1	13,409.7	14.6%	14.6%
% Gross margin	46.7%				48.7%	200 bps	200 bps
SG&A excl. deprec. & amort.	(7,189.7)	-	-	(266.4)	(7,456.1)	3.7%	3.7%
SG&A deprec. & amort.	(874.5)	-	-	(385.4)	(1,259.9)	44.1%	44.1%
SG&A total	(8,064.3)	-	-	(651.8)	(8,716.0)	8.1%	8.1%
Other operating income/(expenses)	1,551.9	(856.2)	-	293.0	988.7	-36.3%	42.1%
Other operating income/(expenses) excl. impair.	1,551.9	(856.2)	-	298.8	994.4	-35.9%	43.0%
Normalized Operating Profit	5,187.3	(856.2)	-	1,351.4	5,682.4	9.5%	31.2%
% Normalized Operating margin	20.7%	0.0%	0.0%	0.0%	20.6%	-10 bps	330 bps
Normalized EBITDA	7,298.4	(856.2)	-	1,909.3	8,351.5	14.4%	29.6%
% Normalized EBITDA margin	29.1%				30.3%	120 bps	460 bps

3 In 3Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 399.8 (6.4% organic growth) and R$ (176.0) (-1.9% organic decline), respectively. In YTD23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 400.6 (10.8% organic growth) and R$ (180.0) (5.5% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

ir.ambev.com.br	Press Release – October 31, 2023

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Brazil NAB: volume recovery led by health and wellness brands

•	Operating performance: consistent execution of our commercial strategy combined with the enhanced distribution reach brought by BEES drove our volume performance of 2.8% growth. Net revenue was up 5.1%, with NR/hl growing 2.3% as our revenue management initiatives were partially offset by increased ICMS (VAT) taxable base for carbonated soft drinks. Cash COGS/hl rose by 4.5%, mainly due to sugar price and overall non-commodity inflation, partially offset by FX and aluminum tailwinds.

In YTD23, net revenue grew by 10.1% (volumes +2.6% and NR/hl +7.3%), and Normalized EBITDA was up 21.7%, with gross margin expansion of 260bps, and Normalized EBITDA margin expansion of 240 bps.

•	Commercial highlights: the market share of our non-alcoholic brands improved sequentially and remained stable versus last year according to our estimates, with improved brand health. Energy and health & wellness brands continued to outperform in volumes, led mainly by Fusion, Red Bull, diet/light/zero portfolio, and Gatorade. Within diet/light/zero brands, Guaraná Antarctica Zero grew volumes in the high teens, while Pepsi Black increased volumes by more than 90% vs. 3Q22. Also, we continued focused on lowering the sugar content in our portfolio, delivering a reduction of over 19% versus 3Q22 and 23% versus 3Q21.
Brazil NAB[4]	3Q22	Scope	Currency Translation	Organic Growth	3Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,987.3	-		224.3	8,211.6	2.8%	2.8%
Net revenue	1,718.2	-	-	88.2	1,806.3	5.1%	5.1%
Net revenue/hl (R$)	215.1	-	-	4.9	220.0	2.3%	2.3%
COGS	(999.6)	-	-	(68.2)	(1,067.9)	6.8%	6.8%
COGS/hl (R$)	(125.2)	-	-	(4.9)	(130.0)	3.9%	3.9%
COGS excl. deprec. & amort.	(941.0)	-	-	(69.6)	(1,010.7)	7.4%	7.4%
COGS/hl excl. deprec. & amort. (R$)	(117.8)	-	-	(5.3)	(123.1)	4.5%	4.5%
Gross profit	718.5	-	-	19.9	738.4	2.8%	2.8%
% Gross margin	41.8%				40.9%	-90 bps	-90 bps
SG&A excl. deprec. & amort.	(429.0)	-	-	(21.1)	(450.2)	4.9%	4.9%
SG&A deprec. & amort.	(59.9)	-	-	10.1	(49.8)	-16.9%	-16.9%
SG&A total	(489.0)	-	-	(11.0)	(500.0)	2.3%	2.3%
Other operating income/(expenses)	99.9	3.0	-	6.5	109.4	9.5%	6.3%
Normalized Operating Profit	329.5	3.0	-	15.4	347.9	5.6%	4.6%
% Normalized Operating margin	19.2%	0.0%	0.0%	0.0%	19.3%	10 bps	-10 bps
Normalized EBITDA	448.0	3.0	-	3.9	454.9	1.5%	0.9%
% Normalized EBITDA margin	26.1%				25.2%	-90 bps	-100 bps
Brazil NAB	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	23,109.4	-		607.8	23,717.2	2.6%	2.6%
Net revenue	4,755.6	-	-	482.6	5,238.3	10.1%	10.1%
Net revenue/hl (R$)	205.8	-	-	15.1	220.9	7.3%	7.3%
COGS	(2,852.7)	-	-	(152.9)	(3,005.6)	5.4%	5.4%
COGS/hl (R$)	(123.4)	-	-	(3.3)	(126.7)	2.7%	2.7%
COGS excl. deprec. & amort.	(2,686.6)	-	-	(183.5)	(2,870.1)	6.8%	6.8%
COGS/hl excl. deprec. & amort. (R$)	(116.3)	-	-	(4.8)	(121.0)	4.1%	4.1%
Gross profit	1,902.9	-	-	329.7	2,232.7	17.3%	17.3%
% Gross margin	40.0%				42.6%	260 bps	260 bps
SG&A excl. deprec. & amort.	(1,199.2)	-	-	(178.4)	(1,377.7)	14.9%	14.9%
SG&A deprec. & amort.	(139.6)	-	-	(46.6)	(186.3)	33.4%	33.4%
SG&A total	(1,338.8)	-	-	(225.1)	(1,563.9)	16.8%	16.8%
Other operating income/(expenses)	348.7	(134.8)	-	114.2	328.2	-5.9%	53.4%
Normalized Operating Profit	912.8	(134.8)	-	218.9	997.0	9.2%	28.1%
% Normalized Operating margin	19.2%	0.0%	0.0%	0.0%	19.0%	-20 bps	260 bps
Normalized EBITDA	1,218.6	(134.8)	-	234.9	1,318.7	8.2%	21.7%
% Normalized EBITDA margin	25.6%				25.2%	-40 bps	240 bps

4 The scope change in Brazil NAB refers to tax credits and related effects.

ir.ambev.com.br	Press Release – October 31, 2023

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BRAZIL

Brazil[5]	3Q22	Scope	Currency Translation	Organic Growth	3Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	31,469.6	-		(44.6)	31,425.0	-0.1%	-0.1%
Net revenue	10,768.4	-	-	590.4	11,358.8	5.5%	5.5%
Net revenue/hl (R$)	342.2	-	-	19.3	361.5	5.6%	5.6%
COGS	(5,851.7)	-	-	(6.9)	(5,858.6)	0.1%	0.1%
COGS/hl (R$)	(185.9)	-	-	(0.5)	(186.4)	0.3%	0.3%
COGS excl. deprec. & amort.	(5,359.0)	-	-	21.6	(5,337.5)	-0.4%	-0.4%
COGS/hl excl. deprec. & amort. (R$)	(170.3)	-	-	0.4	(169.8)	-0.3%	-0.3%
Gross profit	4,916.7	-	-	583.5	5,500.2	11.9%	11.9%
% Gross margin	45.7%				48.4%	270 bps	270 bps
SG&A excl. deprec. & amort.	(2,953.1)	-	-	91.2	(2,861.9)	-3.1%	-3.1%
SG&A deprec. & amort.	(341.3)	-	-	(160.7)	(502.0)	47.1%	47.1%
SG&A total	(3,294.4)	-	-	(69.5)	(3,363.9)	2.1%	2.1%
Other operating income/(expenses)	351.5	22.5	-	120.5	494.5	40.7%	32.2%
Other operating income/(expenses) excl. impair.	351.5	22.5	-	126.3	500.3	42.3%	33.8%
Normalized Operating Profit	1,973.8	22.5	-	634.5	2,630.9	33.3%	31.8%
% Normalized Operating margin	18.3%	0.0%	0.0%	0.0%	23.2%	490 bps	470 bps
Normalized EBITDA	2,807.7	22.5	-	829.5	3,659.7	30.3%	29.3%
% Normalized EBITDA margin	26.1%				32.2%	610 bps	590 bps
Brazil	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	90,547.1	-	-	(38.3)	90,508.8	0.0%	0.0%
Net revenue	29,819.0	-	-	2,952.6	32,771.5	9.9%	9.9%
Net revenue/hl (R$)	329.3	-	-	32.8	362.1	9.9%	9.9%
COGS	(16,216.4)	-	-	(912.8)	(17,129.1)	5.6%	5.6%
COGS/hl (R$)	(179.1)	-	-	(10.2)	(189.3)	5.7%	5.7%
COGS excl. deprec. & amort.	(14,813.6)	-	-	(776.6)	(15,590.2)	5.2%	5.2%
COGS/hl excl. deprec. & amort. (R$)	(163.6)	-	-	(8.6)	(172.3)	5.3%	5.3%
Gross profit	13,602.6	-	-	2,039.8	15,642.4	15.0%	15.0%
% Gross margin	45.6%				47.7%	210 bps	210 bps
SG&A excl. deprec. & amort.	(8,389.0)	-	-	(444.8)	(8,833.8)	5.3%	5.3%
SG&A deprec. & amort.	(1,014.1)	-	-	(432.0)	(1,446.2)	42.6%	42.6%
SG&A total	(9,403.1)	-	-	(876.8)	(10,279.9)	9.3%	9.3%
Other operating income/(expenses)	1,900.6	(991.0)	-	407.3	1,316.9	-30.7%	44.8%
Other operating income/(expenses) excl. impair.	1,900.6	(991.0)	-	413.0	1,322.7	-30.4%	45.4%
Normalized Operating Profit	6,100.1	(991.0)	-	1,570.3	6,679.4	9.5%	30.7%
% Normalized Operating margin	20.5%	0.0%	0.0%	0.0%	20.4%	-10 bps	330 bps
Normalized EBITDA	8,517.0	(991.0)	-	2,144.3	9,670.2	13.5%	28.5%
% Normalized EBITDA margin	28.6%				29.5%	90 bps	430 bps

5 In 3Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 352.8 (5.3% organic growth) and R$ (162.1) (-1.0% organic decline), respectively. In YTD23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 353.5 (9.8% organic growth) and R$ (164.5) (5.0% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects.

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Central America and the Caribbean (CAC): sustained recovery driven by the Dominican Republic, with double-digit top and bottom line growth

•	Operating performance: volumes were back to growth in the quarter (+13.6%) driven by the Dominican Republic amid a better beer industry. Net revenue increased by 22.2%, with NR/hl up 7.6% led mostly by revenue management initiatives. We continued to benefit from a decelerating Cash COGS/hl (given commodities lower prices and less imports) and Cash SG&A efficiencies.

In YTD23, net revenue was up 10.2% (volumes +1.7% and NR/hl +8.4%), and Normalized EBITDA rose by 18.8%, with gross margin of 150bps, and Normalized EBITDA margin expansions of 270 bps.

•	Commercial highlights: in the Dominican Republic, Presidente family of brands grew volumes in the twenties and increased brand health, while commercial execution also improved thanks to better distribution and NPS. In Panama, despite the overall volume decline, Balboa and Balboa Ice also improved volumes, gaining market share in the quarter, according to our estimates.
CAC[6]	3Q22	Scope	Currency Translation	Organic Growth	3Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,750.3	-		374.5	3,124.8	13.6%	13.6%
Net revenue	2,219.0	-	(243.1)	493.3	2,469.2	11.3%	22.2%
Net revenue/hl (R$)	806.8	-	(77.8)	61.2	790.2	-2.1%	7.6%
COGS	(1,201.3)	-	114.3	(230.9)	(1,317.9)	9.7%	19.2%
COGS/hl (R$)	(436.8)	-	36.6	(21.5)	(421.7)	-3.4%	4.9%
COGS excl. deprec. & amort.	(1,092.6)	-	100.0	(148.0)	(1,140.5)	4.4%	13.5%
COGS/hl excl. deprec. & amort. (R$)	(397.2)	-	32.0	0.3	(365.0)	-8.1%	-0.1%
Gross profit	1,017.7	-	(128.8)	262.5	1,151.4	13.1%	25.8%
% Gross margin	45.9%				46.6%	70 bps	130 bps
SG&A excl. deprec. & amort.	(491.5)	-	44.0	60.6	(387.0)	-21.3%	-12.3%
SG&A deprec. & amort.	(88.8)	-	7.4	73.0	(8.4)	-90.6%	-82.3%
SG&A total	(580.4)	-	51.4	133.6	(395.3)	-31.9%	-23.0%
Other operating income/(expenses)	(3.8)	-	(0.2)	(12.9)	(16.9)	nm	nm
Normalized Operating Profit	433.5	-	(77.6)	383.2	739.1	70.5%	88.4%
% Normalized Operating margin	19.5%	0.0%	0.0%	0.0%	29.9%	1040 bps	1060 bps
Normalized EBITDA	631.1	-	(99.2)	393.1	924.9	46.6%	62.3%
% Normalized EBITDA margin	28.4%				37.5%	910 bps	940 bps
CAC	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	8,673.8	-		147.6	8,821.3	1.7%	1.7%
Net revenue	6,725.7	-	(165.2)	687.8	7,248.4	7.8%	10.2%
Net revenue/hl (R$)	775.4	-	(18.7)	65.0	821.7	6.0%	8.4%
COGS	(3,524.2)	-	80.7	(251.1)	(3,694.7)	4.8%	7.1%
COGS/hl (R$)	(406.3)	-	9.1	(21.7)	(418.8)	3.1%	5.3%
COGS excl. deprec. & amort.	(3,221.5)	-	70.7	(135.6)	(3,286.4)	2.0%	4.2%
COGS/hl excl. deprec. & amort. (R$)	(371.4)	-	8.0	(9.2)	(372.6)	0.3%	2.5%
Gross profit	3,201.5	-	(84.5)	436.7	3,553.7	11.0%	13.6%
% Gross margin	47.6%				49.0%	140 bps	150 bps
SG&A excl. deprec. & amort.	(1,212.2)	-	29.8	(71.6)	(1,254.0)	3.4%	5.9%
SG&A deprec. & amort.	(232.1)	-	4.3	48.8	(179.0)	-22.9%	-21.0%
SG&A total	(1,444.3)	-	34.2	(22.9)	(1,433.0)	-0.8%	1.6%
Other operating income/(expenses)	31.1	-	(0.1)	(43.4)	(12.4)	-140.0%	-139.7%
Normalized Operating Profit	1,788.3	-	(50.4)	370.4	2,108.3	17.9%	20.7%
% Normalized Operating margin	26.6%	0.0%	0.0%	0.0%	29.1%	250 bps	250 bps
Normalized EBITDA	2,323.1	-	(64.7)	437.2	2,695.6	16.0%	18.8%
% Normalized EBITDA margin	34.5%				37.2%	270 bps	270 bps

6 In 3Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 763.9 (10.4% organic growth) and R$ (339.5) (4.5% organic growth), respectively. In YTD23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 791.8 (10.8% organic growth) and R$ (344.4) (6.9% organic growth), respectively.

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Latin America South (LAS): Normalized EBITDA growth ahead of top line as NR/hl performance more than offset volume decline in Argentina

•	Operating performance: volumes declined by 9.4% primarily given the impacts of inflationary pressures on overall consumer demand in Argentina. Net revenue was up 73.3%, with NR/hl increasing by 91.4% (i.e., above the region's weighted inflation index), driven mostly by revenue management initiatives.

In YTD23, net revenue was up 72.9% (volumes -6.2% and NR/hl +84.3%), and Normalized EBITDA grew by 98.7%, with gross margin expansion of 390 bps, and EBITDA margin expansion of 450 bps.

•	Commercial highlights: In Argentina, commercial performance was led by above core brands (mainly by Corona). In Paraguay, volumes grew by mid-single digits with our premium brands gaining weight, (mostly Bud 66). In Chile, we gained market share according to our estimates, and above core brands gained weight (led by Budweiser and Stella). In Bolivia, Paceña continued to grow volumes and gain weight, with 269ml cans and 710ml returnable glass bottles.
LAS[7]	3Q22	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	3Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,174.6	-		-	(866.7)	8,307.9	-9.4%	-9.4%
Net revenue	4,505.3	-	(5,140.1)	1,480.3	3,052.5	3,898.0	-13.5%	73.3%
Net revenue/hl (R$)	491.1	-	(618.7)	147.9	448.9	469.2	-4.5%	91.4%
COGS	(2,277.5)	-	2,319.7	(606.7)	(1,408.3)	(1,972.8)	-13.4%	66.5%
COGS/hl (R$)	(248.2)	-	279.2	(60.2)	(208.2)	(237.5)	-4.3%	83.9%
COGS excl. deprec. & amort.	(2,034.1)	-	2,003.6	(527.1)	(1,201.1)	(1,758.8)	-13.5%	63.5%
COGS/hl excl. deprec. & amort. (R$)	(221.7)	-	241.2	(52.5)	(178.7)	(211.7)	-4.5%	80.6%
Gross profit	2,227.8	-	(2,820.4)	873.5	1,644.2	1,925.1	-13.6%	80.4%
% Gross margin	49.4%					49.4%	0 bps	200 bps
SG&A excl. deprec. & amort.	(1,122.6)	-	1,295.0	(373.5)	(697.6)	(898.7)	-19.9%	67.2%
SG&A deprec. & amort.	(115.4)	-	131.1	(34.6)	(74.0)	(92.8)	-19.5%	69.5%
SG&A total	(1,237.9)	-	1,426.1	(408.1)	(771.6)	(991.5)	-19.9%	67.4%
Other operating income/(expenses)	(1.6)	-	(21.9)	16.0	1.4	(6.1)	nm	-37.5%
Normalized Operating Profit	988.3	-	(1,416.2)	481.5	874.1	927.6	-6.1%	97.5%
% Normalized Operating margin	21.9%	0.0%	0.0%	0.0%	0.0%	23.8%	190 bps	300 bps
Normalized EBITDA	1,347.0	-	(1,863.4)	595.7	1,155.2	1,234.5	-8.4%	93.9%
% Normalized EBITDA margin	29.9%					31.7%	180 bps	360 bps
LAS	YTD22	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	26,911.3	-			(1,664.1)	25,247.1	-6.2%	-6.2%
Net revenue	12,556.9	-	(11,288.8)	2,416.3	8,611.5	12,295.9	-2.1%	72.9%
Net revenue/hl (R$)	466.6	-	(447.1)	74.3	393.2	487.0	4.4%	84.3%
COGS	(6,368.4)	-	4,892.7	(942.3)	(3,603.7)	(6,021.6)	-5.4%	59.8%
COGS/hl (R$)	(236.6)	-	193.8	(29.2)	(166.5)	(238.5)	0.8%	70.4%
COGS excl. deprec. & amort.	(5,746.4)	-	4,251.8	(825.4)	(3,078.7)	(5,398.7)	-6.0%	56.6%
COGS/hl excl. deprec. & amort. (R$)	(213.5)	-	168.4	(25.7)	(143.0)	(213.8)	0.1%	67.0%
Gross profit	6,188.5	-	(6,396.1)	1,474.0	5,007.8	6,274.3	1.4%	86.5%
% Gross margin	49.3%					51.0%	170 bps	390 bps
SG&A excl. deprec. & amort.	(3,087.5)	-	2,832.3	(581.1)	(2,150.5)	(2,986.8)	-3.3%	73.7%
SG&A deprec. & amort.	(308.7)	-	278.7	(50.8)	(210.0)	(290.9)	-5.8%	72.0%
SG&A total	(3,396.2)	-	3,111.0	(632.0)	(2,360.5)	(3,277.7)	-3.5%	73.6%
Other operating income/(expenses)	32.3	-	(84.5)	20.5	63.6	31.9	-1.1%	nm
Normalized Operating Profit	2,824.6	-	(3,369.6)	862.5	2,710.9	3,028.5	7.2%	103.8%
% Normalized Operating margin	22.5%	0.0%	0.0%	0.0%	0.0%	24.6%	210 bps	400 bps
Normalized EBITDA	3,755.3	-	(4,289.2)	1,030.2	3,445.9	3,942.3	5.0%	98.7%
% Normalized EBITDA margin	29.9%					32.1%	220 bps	450 bps

7 In 3Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 463.3 (89.4% organic growth) and R$ (206.9) (77.1% organic growth), respectively. In YTD23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 481.0 (82.4% organic growth) and R$ (208.7) (63.5% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 15.

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Canada: consistent Normalized EBITDA growth despite challenging industry impact on volumes

•	Operating performance: Challenging beer and beyond beer industries performance coupled with a tough comparable in Quebec led volumes to decline by 13.1%, impacting net revenue performance (-7.3%) despite a 6.7% NR/hl growth driven by revenue management initiatives and helped by positive brand and pack mix. Normalized EBITDA grew by 3.5%, with Normalized EBITDA margin expanding by 310 bps, as we continued to benefit from a decelerating Cash COGS/hl and Cash SG&A efficiencies.

In YTD23, net revenue was up 0.8% (volumes -6.2% and NR/hl +7.5%), and Normalized EBITDA grew by 3.7%, with gross margin contraction of 30bps, and EBITDA margin expansion of 80 bps.

•	Commercial highlights: beer and beyond beer categories gained share of throat in the quarter. Our premiumization strategy continued to work (led by Corona and Michelob Ultra): above core beer brands grew brand health and gained market share, according to our estimates.
Canada	3Q22	Scope	Currency Translation	Organic Growth	3Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,861.9	-		(375.6)	2,486.3	-13.1%	-13.1%
Net revenue	3,094.9	-	(276.1)	(227.1)	2,591.8	-16.3%	-7.3%
Net revenue/hl (R$)	1,081.4	-	(111.0)	72.0	1,042.4	-3.6%	6.7%
COGS	(1,317.5)	-	115.5	128.3	(1,073.7)	-18.5%	-9.7%
COGS/hl (R$)	(460.4)	-	46.5	(17.9)	(431.9)	-6.2%	3.9%
COGS excl. deprec. & amort.	(1,253.8)	-	106.8	161.2	(985.8)	-21.4%	-12.9%
COGS/hl excl. deprec. & amort. (R$)	(438.1)	-	43.0	(1.3)	(396.5)	-9.5%	0.3%
Gross profit	1,777.4	-	(160.5)	(98.8)	1,518.0	-14.6%	-5.6%
% Gross margin	57.4%				58.6%	120 bps	110 bps
SG&A excl. deprec. & amort.	(1,029.1)	-	91.7	93.4	(844.0)	-18.0%	-9.1%
SG&A deprec. & amort.	(69.4)	-	6.9	0.5	(62.0)	-10.7%	-0.7%
SG&A total	(1,098.4)	-	98.6	93.9	(905.9)	-17.5%	-8.5%
Other operating income/(expenses)	2.7	-	(0.5)	1.0	3.2	19.0%	36.2%
Normalized Operating Profit	681.6	-	(62.4)	(4.0)	615.2	-9.7%	-0.6%
% Normalized Operating margin	22.0%	0.0%	0.0%	0.0%	23.7%	170 bps	160 bps
Normalized EBITDA	814.7	-	(78.0)	28.5	765.2	-6.1%	3.5%
% Normalized EBITDA margin	26.3%				29.5%	320 bps	310 bps
Canada	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,448.3	-		(458.1)	6,990.2	-6.2%	-6.2%
Net revenue	7,914.2	-	(549.1)	66.7	7,431.8	-6.1%	0.8%
Net revenue/hl (R$)	1,062.6	-	(78.6)	79.2	1,063.2	0.1%	7.5%
COGS	(3,327.8)	-	232.4	(49.5)	(3,144.9)	-5.5%	1.5%
COGS/hl (R$)	(446.8)	-	33.2	(36.4)	(449.9)	0.7%	8.1%
COGS excl. deprec. & amort.	(3,130.8)	-	216.4	(14.7)	(2,929.0)	-6.4%	0.5%
COGS/hl excl. deprec. & amort. (R$)	(420.3)	-	31.0	(29.6)	(419.0)	-0.3%	7.1%
Gross profit	4,586.4	-	(316.8)	17.2	4,286.9	-6.5%	0.4%
% Gross margin	58.0%				57.7%	-30 bps	-30 bps
SG&A excl. deprec. & amort.	(2,728.2)	-	186.4	18.9	(2,522.8)	-7.5%	-0.7%
SG&A deprec. & amort.	(244.5)	-	14.4	35.6	(194.5)	-20.4%	-14.6%
SG&A total	(2,972.7)	-	200.8	54.5	(2,717.4)	-8.6%	-1.8%
Other operating income/(expenses)	10.9	-	(1.2)	6.2	15.9	46.4%	57.3%
Normalized Operating Profit	1,624.7	-	(117.2)	78.0	1,585.5	-2.4%	4.8%
% Normalized Operating margin	20.5%	0.0%	0.0%	0.0%	21.3%	80 bps	80 bps
Normalized EBITDA	2,066.2	-	(147.5)	77.2	1,995.8	-3.4%	3.7%
% Normalized EBITDA margin	26.1%				26.9%	80 bps	80 bps

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Page | 10

AMBEV CONSOLIDATED

Ambev[8]	3Q22	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	3Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	46,256.3		-		(912.3)	45,344.0	-2.0%	-2.0%
Net revenue	20,587.6	-	(5,659.3)	1,480.3	3,909.1	20,317.8	-1.3%	19.3%
Net revenue/hl (R$)	445.1		(124.8)	31.2	96.6	448.1	0.7%	21.7%
COGS	(10,648.1)	-	2,549.5	(606.7)	(1,517.7)	(10,223.0)	-4.0%	14.5%
COGS/hl (R$)	(230.2)		56.2	(12.9)	(38.6)	(225.5)	-2.1%	16.8%
COGS excl. deprec. & amort.	(9,739.5)	-	2,210.5	(527.1)	(1,166.3)	(9,222.5)	-5.3%	12.2%
COGS/hl excl. deprec. & amort. (R$)	(210.6)		48.7	(11.2)	(30.4)	(203.4)	-3.4%	14.4%
Gross profit	9,939.6	-	(3,109.8)	873.5	2,391.4	10,094.7	1.6%	24.5%
% Gross margin	48.3%					49.7%	140 bps	210 bps
SG&A excl. deprec. & amort.	(5,596.3)	-	1,430.7	(373.5)	(452.4)	(4,991.6)	-10.8%	8.2%
SG&A deprec. & amort.	(614.8)	-	145.4	(34.6)	(161.2)	(665.1)	8.2%	26.6%
SG&A total	(6,211.1)	-	1,576.1	(408.1)	(613.6)	(5,656.7)	-8.9%	10.0%
Other operating income/(expenses)	348.7	22.5	(22.5)	16.0	110.0	474.7	36.1%	29.8%
Other operating income/(expenses) excl. impair.	348.7	22.5	(22.5)	16.0	115.8	480.5	37.8%	31.4%
Normalized Operating Profit	4,077.1	22.5	(1,556.2)	481.5	1,887.8	4,912.8	20.5%	47.1%
% Normalized Operating margin	19.8%	0.0%	0.0%	0.0%	0.0%	24.2%	440 bps	460 bps
Exceptional items above EBITDA	(19.8)	-	11.6	0.7	(9.1)	(16.6)	-16.0%	50.2%
Net finance results	(1,251.1)					(837.9)	-33.0%
Share of results of joint ventures	(2.4)					1.4	-161.2%
Income tax expense	411.1					(44.7)	-110.9%
Profit	3,215.0					4,015.0	24.9%
Attributable to Ambev holders	3,108.6					3,911.7	25.8%
Attributable to non-controlling interests	106.5					103.3	-3.0%

Normalized profit	3,229.8					4,038.9	25.1%
Attributable to Ambev holders	3,123.0					3,935.4	26.0%

Normalized EBITDA	5,600.6	22.5	(2,040.7)	595.7	2,406.2	6,584.3	17.6%	43.7%
% Normalized EBITDA margin	27.2%					32.4%	520 bps	560 bps
Ambev	YTD22	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	YTD23	% As Reported	% Organic
R$ million
Volume ('000 hl)	133,580.4		-	-	(2,013.0)	131,567.4	-1.5%	-1.5%
Net revenue	57,015.8	-	(12,003.1)	2,416.3	12,318.6	59,747.6	4.8%	21.9%
Net revenue/hl (R$)	426.8		(91.2)	17.1	101.4	454.1	6.4%	23.8%
COGS	(29,436.8)	-	5,205.8	(942.3)	(4,817.0)	(29,990.3)	1.9%	16.6%
COGS/hl (R$)	(220.4)		39.6	(6.7)	(40.4)	(227.9)	3.4%	18.3%
COGS excl. deprec. & amort.	(26,912.3)	-	4,538.9	(826.0)	(4,005.0)	(27,204.4)	1.1%	15.1%
COGS/hl excl. deprec. & amort. (R$)	(201.5)		34.5	(5.9)	(33.9)	(206.8)	2.6%	16.8%
Gross profit	27,579.0	-	(6,797.3)	1,474.0	7,501.6	29,757.3	7.9%	27.6%
% Gross margin	48.4%					49.8%	140 bps	230 bps
SG&A excl. deprec. & amort.	(15,416.8)	-	3,048.6	(581.1)	(2,648.1)	(15,597.4)	1.2%	17.4%
SG&A deprec. & amort.	(1,799.4)	-	297.4	(50.8)	(557.6)	(2,110.5)	17.3%	31.3%
SG&A total	(17,216.2)	-	3,345.9	(632.0)	(3,205.7)	(17,707.9)	2.9%	18.8%
Other operating income/(expenses)	1,974.8	(991.0)	(85.7)	20.5	433.7	1,352.2	-31.5%	44.3%
Other operating income/(expenses) excl. impair.	1,974.8	(991.0)	(85.7)	20.5	439.5	1,358.0	-31.2%	44.9%
Normalized Operating Profit	12,337.6	(991.0)	(3,537.1)	862.5	4,729.6	13,401.6	8.6%	42.5%
% Normalized Operating margin	21.6%	0.0%	0.0%	0.0%	0.0%	22.4%	80 bps	330 bps
Exceptional items above EBITDA	(78.3)	-	14.4	0.9	(104.9)	(167.9)	114.6%	138.5%
Net finance results	(2,343.2)					(2,909.2)	24.2%
Share of results of joint ventures	(8.0)					(15.2)	90.4%
Income tax expense	(100.2)					122.7	nm
Profit	9,807.9					10,432.0	6.4%
Attributable to Ambev holders	9,491.1					10,114.3	6.6%
Attributable to non-controlling interests	316.8					317.7	0.3%

Normalized profit	9,867.1					10,559.7	7.0%
Attributable to Ambev holders	9,549.1					10,240.4	7.2%

Normalized EBITDA	16,661.6	(991.0)	(4,501.4)	1,030.2	6,104.4	18,303.9	9.9%	39.6%
% Normalized EBITDA margin	29.2%					30.6%	140 bps	400 bps

8 In 3Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 439.2 (21.5% organic growth) and R$ (195.4) (13.9% organic growth), respectively. In YTD23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 445.0 (23.7% organic growth) and R$ (198.6) (16.7% organic growth), respectively. The scope changes refer to tax credits and related effects in Brazil.

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OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	3Q22	3Q23	YTD22	YTD23
R$ million

Government grants/NPV of long term fiscal incentives	327.2	425.4	880.9	1,180.9
Credits/(debits) taxes extemporaneous	0.4	-	1,014.0	-
(Additions to)/reversals of provisions	(46.3)	(0.8)	(57.3)	(12.5)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	19.0	12.0	65.0	54.6
Net other operating income/(expenses)	48.3	38.2	72.3	129.3

Other operating income/(expenses)	348.7	474.7	1,974.8	1,352.2

EXCEPTIONAL ITEMS

Exceptional items corresponded to (i) restructuring expenses primarily linked to centralization and restructuring projects in Brazil, LAS and CAC; and (ii) legal fees in connection with litigation related to warrants issued by Cervejaria Brahma in 2003. Several lawsuits were filed in order to discuss the criteria used in calculating the exercise price of such warrants. In 2023, as successors of Cervejaria Brahma, we obtained definitive favorable decisions against certain plaintiffs on the matter, which was already classified as a remote loss. The amount recorded in this line refers to the provision for attorney fees related to such disputes.

Exceptional Items	3Q22	3Q23	YTD22	YTD23
R$ million

Restructuring	(12.2)	(16.1)	(54.2)	(72.4)
IAS 29/CPC 42 (hyperinflation) application effect	(4.7)	(0.5)	(5.6)	(0.9)
COVID-19 impact	(2.9)	-	(18.5)	-
Legal Fees		-		(94.7)
Exceptional Items	(19.8)	(16.6)	(78.3)	(167.9)

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NET FINANCE RESULTS

Net finance results in 3Q23 totaled R$ (837.9) million, a decrease of R$ 413.2 million compared to 3Q22, broken down as follows:

•	Interest income totaled R$ 421.0 million, mainly explained by: (i) interest income of R$ 192.5 million from cash balance investments in Brazil and Argentina, and (ii) interest rate update on Brazilian tax credits of R$ 140.6 million.
•	Interest expense totaled R$ 631.4 million, mainly impacted by: (i) fair value adjustments of payables pursuant to by IFRS 13 (CPC 46) of R$ 367.4 million, (ii) CND put option interest accruals of R$ 45.6 million, (iii) interest on tax incentives of R$ 39.7 million, and (iv) lease liabilities interest accruals of R$ 51.1 million in accordance with IFRS16 (CPC 06 R2).
•	Losses on derivative instruments of R$ 469.4 million, mainly explained by: (i) hedging carry costs related to our FX exposure of US$ 384.1 million in Argentina, with approximately 130% carry cost, and (ii) hedging carry costs related to our FX exposure of US$ 1.9 billion in Brazil, with approximately 4.9% carry cost.
•	Losses on non-derivative instruments of R$ 155.2 million, driven by losses on third-party payables and intercompany balance sheet consolidation.
•	Taxes on financial transactions of R$ 43.1 million.
•	Other financial expenses of R$105.7 million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial income of R$ 145.9 million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	3Q22	3Q23	YTD22	YTD23
R$ million

Interest income	480.9	421.0	1,634.9	1,286.9
Interest expenses	(691.6)	(631.4)	(1,649.0)	(1,907.8)
Gains/(losses) on derivative instruments	(1,073.4)	(469.4)	(2,627.2)	(1,571.3)
Gains/(losses) on non-derivative instruments	(208.3)	(155.2)	(440.7)	(734.3)
Taxes on financial transactions	(66.7)	(43.1)	(213.3)	(149.4)
Other net financial income/(expenses)	(250.7)	(105.7)	(389.1)	(371.9)
Hyperinflation Argentina	558.8	145.9	1,341.2	538.6

Net finance results	(1,251.1)	(837.9)	(2,343.2)	(2,909.2)

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DEBT BREAKDOWN

Debt breakdown	December 31, 2022			September 30, 2023
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	754.3	2,077.9	2,832.2	1,039.1	1,797.1	2,836.2
Foreign Currency	228.2	710.3	938.5	196.6	684.9	881.5
Consolidated Debt	982.6	2,788.1	3,770.7	1,235.7	2,482.0	3,717.7

Cash and Cash Equivalents less Bank Overdrafts			14,852.1			17,412.5
Current Investment Securities			454.5			227.2

Net debt/(cash)			(11,535.9)			(13,922.0)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	3Q22	3Q23	YTD22	YTD23
R$ million

Profit before tax	2,803.9	4,059.7	9,908.1	10,309.3

Adjustment on taxable basis
Non-taxable other income	(183.6)	(131.5)	(758.3)	(622.4)
Government grants (VAT)	(654.7)	(769.2)	(1,748.3)	(2,173.4)
Share of results of joint ventures	2.4	(1.4)	8.0	15.2
Expenses not deductible	94.4	11.9	145.6	31.5
Worldwide taxation	120.7	161.9	225.3	422.6
Total	2,183.1	3,331.4	7,780.4	7,982.8
Aggregated weighted nominal tax rate	29.1%	29.6%	29.5%	29.0%
Taxes – nominal rate	(634.4)	(987.7)	(2,294.4)	(2,312.4)

Adjustment on tax expense
Income tax incentive	64.6	29.6	166.6	77.3
Tax benefit - interest on shareholders' equity	1,095.8	1,082.2	2,448.6	2,758.9
Tax benefit - amortization on tax books	4.3	4.3	22.9	12.9
Withholding income tax	(30.4)	(122.1)	(64.9)	(222.8)
Argentina's hyperinflation effect	(88.8)	(152.4)	(197.2)	(410.0)
Other tax adjustments	0.0	101.4	(181.8)	218.9

Income tax and social contribution expense	411.1	(44.7)	(100.2)	122.7
Effective tax rate	-14.7%	1.1%	1.0%	-1.2%

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SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of September 30, 2023.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,729,336,918	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,403,650,926	28.0%
Outstanding	15,742,975,145	100.0%
Treasury	10,858,139
TOTAL	15,753,833,284
Free float B3	2,997,201,746	19.0%
Free float NYSE	1,406,449,180	8.9%

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FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., September 30, 2023 closing rate for 3Q23 and YTD23 results).

The YTD23 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the YTD23 results against a dedicated line in the finance results; and (ii) the difference between the translation of the YTD23 results at the closing exchange rate of September 30, 2023, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 3Q22, YTD22, 3Q23 and YTD23 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	3Q22	3Q23	YTD22	YTD23
Indexation(1)	1,043.9	1,101.4	1,741.6	2,031.1
Currency(2)	(699.2)	(1,021.2)	(1,158.8)	(2,161.6)
Total Impact	344.7	80.3	582.7	(130.5)
Normalized EBITDA
R$ million	3Q22	3Q23	YTD22	YTD23
Indexation(1)	369.4	359.6	588.6	642.0
Currency(2)	(228.7)	(345.1)	(380.9)	(775.6)
Total Impact	140.7	14.5	207.8	(133.6)

ARS/BRL average rate			22.7919	49.1730
ARS/BRL closing rate	27.2482	69.8873	27.2482	69.8873
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 3Q23, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a positive R$ 145.9 million adjustment reported in the finance results, (ii) a negative impact on the Profit of R$ 223.0 million, (iii) a negative impact on the Normalized Profit of R$ 224.5 million, and (iv) a positive impact of R$ 0.01 on EPS, as well as on Normalized EPS.

In YTD23, the consequences of the transition were (i) a positive R$ 538.6 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 499.3 million; (iii) a negative impact on the Normalized Profit of R$ 500.9 million, and (iv) negative impact of R$ 0.03 on EPS, as well as on Normalized EPS.

The organic 3Q results are calculated by deducting from the YTD results the HY results as published. Consequently, LAS and consolidated 3Q23, 3Q22, YTD23 and YTD22 results are impacted by the adjustment

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of HY results for the cumulative inflation between reporting periods, as well as by the translation of HY results at the YTD closing exchange rate, of September 30, as follows:

LAS - 6M As Reported	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% Organic
Net revenue	12,556.9	-	(11,288.8)	8,611.5	12,295.9	72.9%
COGS	(6,368.4)	-	4,892.7	(3,603.7)	(6,021.6)	59.8%
COGS excl. deprec. & amort.	(5,746.4)	-	4,251.8	(3,078.7)	(5,398.7)	56.6%
Gross profit	6,188.5	-	(6,396.1)	5,007.8	6,274.3	86.5%
SG&A excl. deprec. & amort.	(3,087.5)	-	2,832.3	(2,150.5)	(2,986.8)	73.7%
SG&A deprec. & amort.	(308.7)	-	278.7	(210.0)	(290.9)	72.0%
SG&A total	(3,396.2)	-	3,111.0	(2,360.5)	(3,277.7)	73.6%
Other operating income/(expenses)	32.3	-	(84.5)	63.6	31.9	nm
Normalized EBIT	2,824.6	-	(3,369.6)	2,710.9	3,028.5	103.8%
Normalized EBITDA	3,755.3	-	(4,289.2)	3,445.9	3,942.3	98.7%

LAS - 6M Recalculated at YTD Exchange Rates	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% Organic
Net revenue	12,899.9	-	(13,063.5)	10,091.8	12,344.4	83.0%
COGS	(6,528.4)	-	5,639.0	(4,210.4)	(6,042.0)	68.1%
COGS excl. deprec. & amort.	(5,889.6)	-	4,904.4	(3,605.9)	(5,416.6)	64.6%
Gross profit	6,371.5	-	(7,424.5)	5,881.4	6,302.4	98.4%
SG&A excl. deprec. & amort.	(3,172.2)	-	3,278.3	(2,524.0)	(2,999.0)	84.1%
SG&A deprec. & amort.	(317.6)	-	321.0	(244.5)	(292.0)	81.3%
SG&A total	(3,489.8)	-	3,599.3	(2,768.6)	(3,291.0)	83.9%
Other operating income/(expenses)	34.4	-	(102.1)	79.7	32.4	nm
Normalized EBIT	2,916.0	-	(3,927.3)	3,192.4	3,043.7	118.1%
Normalized EBITDA	3,872.4	-	(4,982.9)	4,041.5	3,961.2	112.0%

LAS - 6M Recalculation Impact in 3Q	YTD22	Scope	Currency Translation	Organic Growth	YTD23	% Organic
Net revenue	342.9	-	(1,774.7)	1,480.3	48.5
COGS	(160.0)	-	746.3	(606.7)	(20.4)
COGS excl. deprec. & amort.	(143.3)	-	652.6	(527.1)	(17.8)
Gross profit	183.0	-	(1,028.4)	873.5	28.1
SG&A excl. deprec. & amort.	(84.7)	-	446.0	(373.5)	(12.2)
SG&A deprec. & amort.	(8.9)	-	42.3	(34.6)	(1.2)
SG&A total	(93.6)	-	488.4	(408.1)	(13.3)
Other operating income/(expenses)	2.1	-	(17.7)	16.0	0.5
Normalized EBIT	91.5	-	(557.7)	481.5	15.2
Normalized EBITDA	117.1	-	(693.8)	595.7	19.0

In the corresponding sections, the impacts above are excluded from organic calculation and are identified separately in the columns labeled “IAS 29 6M Impact”.

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RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q22	3Q23	YTD22	YTD23
R$ million

Profit - Ambev holders	3,108.6	3,911.7	9,491.1	10,114.3
Non-controlling interest	106.5	103.3	316.8	317.7
Income tax expense	(411.1)	44.7	100.2	(122.7)
Profit before taxes	2,803.9	4,059.7	9,908.1	10,309.3
Share of results of joint ventures	2.4	(1.4)	8.0	15.2
Net finance results	1,251.1	837.9	2,343.2	2,909.2
Exceptional items	19.8	16.6	78.3	167.9
Normalized Operating Profit	4,077.1	4,912.8	12,337.6	13,401.6
Depreciation & amortization - total	1,523.4	1,671.5	4,324.0	4,902.24
Normalized EBITDA	5,600.6	6,584.3	16,661.6	18,303.9
Exceptional items	(19.8)	(16.6)	(78.3)	(167.9)
Share of results of joint ventures	(2.4)	1.4	(8.0)	(15.2)
EBITDA	5,578.4	6,569.1	16,575.4	18,120.8

For illustration purposes only, if we were to simulate the impact on our YTD consolidated Profit of the devaluation of the Argentinean Peso that took place on August 14th, 2023 exclusively in terms of FX translation effects and transactional effects caused by FX exposure, we would have had a negative impact of approximately 2%.

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3Q 2023 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	October 31, 2023 (Tuesday)

Time:	12:30 (Brasília)
11:30 (New York)

Phone number:	Brazil participants	+55 (11) 4090-1621 / +55 (11) 3181-8565
	US participants (toll free)	+1 (844) 204-8942
	International participants	+1 (412) 717-9627

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: the conference call will also be transmitted live through the Internet. Please access the following links:

English: https://choruscall.com.br/ambev/3q23.htm

Portuguese: https://choruscall.com.br/ambev/3t23.htm

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Mariana Sabadin	Leandro Ferreira De Souza

Guilherme.yokaichiya@ambev.com.br	mariana.sabadin@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ri.ambev.com.br

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NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2022 (3Q22). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	3Q22	3Q23%		3Q22	3Q23%		3Q22	3Q23%		3Q22	3Q23%		3Q22	3Q23%		3Q22	3Q23%		3Q22	3Q23%
Volume ('000 hl)	23,482.3	23,213.4	-1.1%	7,987.3	8,211.6	2.8%	31,469.6	31,425.0	-0.1%	2,750.3	3,124.8	13.6%	9,174.6	8,307.9	-9.4%	2,861.9	2,486.3	-13.1%	46,256.3	45,344.0	-2.0%
R$ million
Net revenue	9,050.2	9,552.5	5.5%	1,718.2	1,806.3	5.1%	10,768.4	11,358.8	5.5%	2,219.0	2,469.2	22.2%	4,505.3	3,898.0	73.3%	3,094.9	2,591.8	-7.3%	20,587.6	20,317.8	19.3%
% of total	44.0%	47.0%		8.3%	8.9%		52.3%	55.9%		10.8%	12.2%		21.9%	19.2%		15.0%	12.8%		100.0%	100.0%
COGS	(4,852.1)	(4,790.7)	-1.3%	(999.6)	(1,067.9)	6.8%	(5,851.7)	(5,858.6)	0.1%	(1,201.3)	(1,317.9)	19.2%	(2,277.5)	(1,972.8)	66.5%	(1,317.5)	(1,073.7)	-9.7%	(10,648.1)	(10,223.0)	14.5%
% of total	45.6%	46.9%		9.4%	10.4%		55.0%	57.3%		11.3%	12.9%		21.4%	19.3%		12.4%	10.5%		100.0%	100.0%
Gross profit	4,198.2	4,761.8	13.4%	718.5	738.4	2.8%	4,916.7	5,500.2	11.9%	1,017.7	1,151.4	25.8%	2,227.8	1,925.1	80.4%	1,777.4	1,518.0	-5.6%	9,939.6	10,094.7	24.5%
% of total	42.2%	47.2%		7.2%	7.3%		49.5%	54.5%		10.2%	11.4%		22.4%	19.1%		17.9%	15.0%		100.0%	100.0%
SG&A	(2,805.4)	(2,864.0)	2.1%	(489.0)	(500.0)	2.3%	(3,294.4)	(3,363.9)	2.1%	(580.4)	(395.3)	-23.0%	(1,237.9)	(991.5)	67.4%	(1,098.4)	(905.9)	-8.5%	(6,211.1)	(5,656.7)	10.0%
% of total	45.2%	50.6%		7.9%	8.8%		53.0%	59.5%		9.3%	7.0%		19.9%	17.5%		17.7%	16.0%		100.0%	100.0%
Other operating income/(expenses)	251.5	385.1	42.1%	99.9	109.4	6.3%	351.5	494.5	32.2%	(3.8)	(16.9)	nm	(1.6)	(6.1)	-37.5%	2.7	3.2	36.2%	348.7	474.7	29.8%
% of total	72.1%	81.1%		28.7%	23.0%		100.8%	104.2%		-1.1%	-3.6%		-0.5%	-1.3%		0.8%	0.7%		100.0%	100.0%
Normalized Operating Profit	1,644.3	2,283.0	37.2%	329.5	347.9	4.6%	1,973.8	2,630.9	31.8%	433.5	739.1	88.4%	988.3	927.6	97.5%	681.6	615.2	-0.6%	4,077.1	4,912.8	47.1%
% of total	40.3%	46.5%		8.1%	7.1%		48.4%	53.6%		10.6%	15.0%		24.2%	18.9%		16.7%	12.5%		100.0%	100.0%
Normalized EBITDA	2,359.7	3,204.8	34.7%	448.0	454.9	0.9%	2,807.7	3,659.7	29.3%	631.1	924.9	62.3%	1,347.0	1,234.5	93.9%	814.7	765.2	3.5%	5,600.6	6,584.3	43.7%
% of total	42.1%	48.7%		8.0%	6.9%		50.1%	55.6%		11.3%	14.0%		24.1%	18.7%		14.5%	11.6%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-53.6%	-50.2%		-58.2%	-59.1%		-54.3%	-51.6%		-54.1%	-53.4%		-50.6%	-50.6%		-42.6%	-41.4%		-51.7%	-50.3%
Gross profit	46.4%	49.8%		41.8%	40.9%		45.7%	48.4%		45.9%	46.6%		49.4%	49.4%		57.4%	58.6%		48.3%	49.7%
SG&A	-31.0%	-30.0%		-28.5%	-27.7%		-30.6%	-29.6%		-26.2%	-16.0%		-27.5%	-25.4%		-35.5%	-35.0%		-30.2%	-27.8%
Other operating income/(expenses)	2.8%	4.0%		5.8%	6.1%		3.3%	4.4%		-0.2%	-0.7%		0.0%	-0.2%		0.1%	0.1%		1.7%	2.3%
Normalized Operating Profit	18.2%	23.9%		19.2%	19.3%		18.3%	23.2%		19.5%	29.9%		21.9%	23.8%		22.0%	23.7%		19.8%	24.2%
Normalized EBITDA	26.1%	33.5%		26.1%	25.2%		26.1%	32.2%		28.4%	37.5%		29.9%	31.7%		26.3%	29.5%		27.2%	32.4%

Per hectoliter - (R$/hl)
Net revenue	385.4	411.5	6.8%	215.1	220.0	2.3%	342.2	361.5	5.6%	806.8	790.2	7.6%	491.1	469.2	91.4%	1,081.4	1,042.4	6.7%	445.1	448.1	21.7%
COGS	(206.6)	(206.4)	-0.1%	(125.2)	(130.0)	3.9%	(185.9)	(186.4)	0.3%	(436.8)	(421.7)	4.9%	(248.2)	(237.5)	83.9%	(460.4)	(431.9)	3.9%	(230.2)	(225.5)	16.8%
Gross profit	178.8	205.1	14.7%	90.0	89.9	0.0%	156.2	175.0	12.0%	370.0	368.5	10.7%	242.8	231.7	99.2%	621.1	610.6	8.7%	214.9	222.6	27.0%
SG&A	(119.5)	(123.4)	3.3%	(61.2)	(60.9)	-0.5%	(104.7)	(107.0)	2.3%	(211.0)	(126.5)	-32.2%	(134.9)	(119.3)	84.9%	(383.8)	(364.4)	5.3%	(134.3)	(124.8)	12.2%
Other operating income/(expenses)	10.7	16.6	43.7%	12.5	13.3	3.4%	11.2	15.7	32.4%	(1.4)	(5.4)	nm	(0.2)	(0.7)	nm	0.9	1.3	56.8%	7.5	10.5	32.4%
Normalized Operating Profit	70.0	98.3	38.8%	41.3	42.4	1.8%	62.7	83.7	32.0%	157.6	236.5	65.8%	107.7	111.6	118.1%	238.2	247.5	14.4%	88.1	108.3	50.1%
Normalized EBITDA	100.5	138.1	36.3%	56.1	55.4	-1.9%	89.2	116.5	29.5%	229.5	296.0	42.8%	146.8	148.6	114.1%	284.7	307.8	19.1%	121.1	145.2	46.6%

ir.ambev.com.br	Press Release – October 31, 2023

Page | 21

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD22	YTD23%		YTD22	YTD23%		YTD22	YTD23%		YTD22	YTD23%		YTD22	YTD23%		YTD22	YTD23%		YTD22	YTD23%
Volume ('000 hl)	67,437.6	66,791.6	-1.0%	23,109.4	23,717.2	2.6%	90,547.1	90,508.8	0.0%	8,673.8	8,821.3	1.7%	26,911.3	25,247.1	-6.2%	7,448.3	6,990.2	-6.2%	133,580.4	131,567.4	-1.5%
R$ million
Net revenue	25,063.3	27,533.3	9.9%	4,755.6	5,238.3	10.1%	29,819.0	32,771.5	9.9%	6,725.7	7,248.4	10.2%	12,556.9	12,295.9	72.9%	7,914.2	7,431.8	0.8%	57,015.8	59,747.6	21.9%
% of total	44.0%	46.1%		8.3%	8.8%		52.3%	54.8%		11.8%	12.1%		22.0%	20.6%		13.9%	12.4%		100.0%	100.0%
COGS	(13,363.7)	(14,123.5)	5.7%	(2,852.7)	(3,005.6)	5.4%	(16,216.4)	(17,129.1)	5.6%	(3,524.2)	(3,694.7)	7.1%	(6,368.4)	(6,021.6)	59.8%	(3,327.8)	(3,144.9)	1.5%	(29,436.8)	(29,990.3)	16.6%
% of total	45.4%	47.1%		9.7%	10.0%		55.1%	57.1%		12.0%	12.3%		21.6%	20.1%		11.3%	10.5%		100.0%	100.0%
Gross profit	11,699.6	13,409.7	14.6%	1,902.9	2,232.7	17.3%	13,602.6	15,642.4	15.0%	3,201.5	3,553.7	13.6%	6,188.5	6,274.3	86.5%	4,586.4	4,286.9	0.4%	27,579.0	29,757.3	27.6%
% of total	42.4%	45.1%		6.9%	7.5%		49.3%	52.6%		11.6%	11.9%		22.4%	21.1%		16.6%	14.4%		100.0%	100.0%
SG&A	(8,064.3)	(8,716.0)	8.1%	(1,338.8)	(1,563.9)	16.8%	(9,403.1)	(10,279.9)	9.3%	(1,444.3)	(1,433.0)	1.6%	(3,396.2)	(3,277.7)	73.6%	(2,972.7)	(2,717.4)	-1.8%	(17,216.2)	(17,707.9)	18.8%
% of total	46.8%	49.2%		7.8%	8.8%		54.6%	58.1%		8.4%	8.1%		19.7%	18.5%		17.3%	15.3%		100.0%	100.0%
Other operating income/(expenses)	1,551.9	988.7	42.1%	348.7	328.2	53.4%	1,900.6	1,316.9	44.8%	31.1	(12.4)	-139.7%	32.3	31.9	nm	10.9	15.9	57.3%	1,974.8	1,352.2	44.3%
% of total	78.6%	73.1%		17.7%	24.3%		96.2%	97.4%		1.6%	-0.9%		1.6%	2.4%		0.6%	1.2%		100.0%	100.0%
Normalized Operating Profit	5,187.3	5,682.4	31.2%	912.8	997.0	28.1%	6,100.1	6,679.4	30.7%	1,788.3	2,108.3	20.7%	2,824.6	3,028.5	103.8%	1,624.7	1,585.5	4.8%	12,337.6	13,401.6	42.5%
% of total	42.0%	42.4%		7.4%	7.4%		49.4%	49.8%		14.5%	15.7%		22.9%	22.6%		13.2%	11.8%		100.0%	100.0%
Normalized EBITDA	7,298.4	8,351.5	29.6%	1,218.6	1,318.7	21.7%	8,517.0	9,670.2	28.5%	2,323.1	2,695.6	18.8%	3,755.3	3,942.3	98.7%	2,066.2	1,995.8	3.7%	16,661.6	18,303.9	39.6%
% of total	43.8%	45.6%		7.3%	7.2%		51.1%	52.8%		13.9%	14.7%		22.5%	21.5%		12.4%	10.9%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-53.3%	-51.3%		-60.0%	-57.4%		-54.4%	-52.3%		-52.4%	-51.0%		-50.7%	-49.0%		-42.0%	-42.3%		-51.6%	-50.2%
Gross profit	46.7%	48.7%		40.0%	42.6%		45.6%	47.7%		47.6%	49.0%		49.3%	51.0%		58.0%	57.7%		48.4%	49.8%
SG&A	-32.2%	-31.7%		-28.2%	-29.9%		-31.5%	-31.4%		-21.5%	-19.8%		-27.0%	-26.7%		-37.6%	-36.6%		-30.2%	-29.6%
Other operating income/(expenses)	6.2%	3.6%		7.3%	6.3%		6.4%	4.0%		0.5%	-0.2%		0.3%	0.3%		0.1%	0.2%		3.5%	2.3%
Normalized Operating Profit	20.7%	20.6%		19.2%	19.0%		20.5%	20.4%		26.6%	29.1%		22.5%	24.6%		20.5%	21.3%		21.6%	22.4%
Normalized EBITDA	29.1%	30.3%		25.6%	25.2%		28.6%	29.5%		34.5%	37.2%		29.9%	32.1%		26.1%	26.9%		29.2%	30.6%

Per hectoliter - (R$/hl)
Net revenue	371.7	412.2	10.9%	205.8	220.9	7.3%	329.3	362.1	9.9%	775.4	821.7	8.4%	466.6	487.0	84.3%	1,062.6	1,063.2	7.5%	426.8	454.1	23.8%
COGS	(198.2)	(211.5)	6.7%	(123.4)	(126.7)	2.7%	(179.1)	(189.3)	5.7%	(406.3)	(418.8)	5.3%	(236.6)	(238.5)	70.4%	(446.8)	(449.9)	8.1%	(220.4)	(227.9)	18.3%
Gross profit	173.5	200.8	15.7%	82.3	94.1	14.3%	150.2	172.8	15.0%	369.1	402.9	11.7%	230.0	248.5	98.7%	615.8	613.3	7.0%	206.5	226.2	29.5%
SG&A	(119.6)	(130.5)	9.1%	(57.9)	(65.9)	13.8%	(103.8)	(113.6)	9.4%	(166.5)	(162.4)	-0.1%	(126.2)	(129.8)	85.0%	(399.1)	(388.7)	4.6%	(128.9)	(134.6)	20.6%
Other operating income/(expenses)	23.0	14.8	43.5%	15.1	13.8	49.5%	21.0	14.5	44.8%	3.6	(1.4)	-139.1%	1.2	1.3	nm	1.5	2.3	67.6%	14.8	10.3	46.5%
Normalized Operating Profit	76.9	85.1	32.5%	39.5	42.0	24.9%	67.4	73.8	30.8%	206.2	239.0	18.7%	105.0	120.0	117.2%	218.1	226.8	11.7%	92.4	101.9	44.7%
Normalized EBITDA	108.2	125.0	30.9%	52.7	55.6	18.6%	94.1	106.8	28.5%	267.8	305.6	16.8%	139.5	156.1	111.8%	277.4	285.5	10.5%	124.7	139.1	41.8%

ir.ambev.com.br	Press Release – October 31, 2023

Page | 22

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2022	September 30, 2023

Assets
Current assets
Cash and cash equivalents	14,926.4	17,413.9
Investment securities	454.5	227.2
Trade receivables	5,349.1	5,523.5
Derivative financial instruments	272.3	390.2
Inventories	12,923.0	10,818.9
Income tax and social contributions receivable	1,808.7	972.1
Recoverable indirect taxes	1,044.8	1,169.2
Other assets	1,037.9	1,037.7
Total	37,816.7	37,552.7

Non-current assets
Investment securities	219.1	243.7
Derivative financial instruments	1.5	0.4
Income tax and social contributions receivable	4,607.5	3,962.5
Recoverable indirect taxes	6,708.8	6,770.6
Deferred tax assets	6,438.8	9,232.7
Other assets	1,905.2	1,627.6
Employee benefits	56.6	55.2
Long term assets	19,937.5	21,892.8

Investments in joint ventures	331.9	309.5
Property, plant and equipment	30,055.7	28,925.2
Intangible	9,222.2	9,464.8
Goodwill	40,594.0	39,769.4
Total	100,141.4	100,361.5

Total assets	137,958.1	137,914.2

Equity and liabilities
Current liabilities
Trade payables	24,328.5	18,222.7
Derivative financial instruments	729.4	521.1
Interest-bearing loans and borrowings	982.6	1,235.7
Bank overdrafts	74.3	1.4
Payroll and social security payables	2,335.8	2,257.7
Dividends and interest on shareholder´s equity payable	1,464.8	1,470.7
Income tax and social contribution payable	1,118.6	1,297.7
Taxes and contributions payable	5,812.9	4,254.0
Put option granted on subsidiaries and other liabilities	3,512.8	4,233.4
Provisions	180.7	351.3
Total	40,540.5	33,845.8

Non-current liabilities
Trade payables	509.4	444.1
Derivative financial instruments	-	4.8
Interest-bearing loans and borrowings	2,788.1	2,482.0
Deferred tax liabilities	3,725.7	3,956.3
Income tax and social contribution payable	1,598.6	1,503.0
Taxes and contributions payable	671.0	499.6
Put option granted on subsidiary and other liabilities	1,896.8	1,146.5
Provisions	739.0	467.6
Employee benefits	2,161.1	2,003.4
Total	14,089.7	12,507.3

Total liabilities	54,630.3	46,353.0

Equity
Issued capital	58,130.5	58,177.9
Reserves	92,246.6	92,413.8
Comprehensive income	(68,421.5)	(74,107.6)
Retained earnings	-	13,770.7
Equity attributable to equity holders of Ambev	81,955.6	90,254.9
Non-controlling interests	1,372.2	1,306.3
Total Equity	83,327.8	91,561.2

Total equity and liabilities	137,958.1	137,914.2

ir.ambev.com.br	Press Release – October 31, 2023

Page | 23

CONSOLIDATED INCOME STATEMENT	3Q22	3Q23	YTD22	YTD23
R$ million

Net revenue	20,587.6	20,317.8	57,015.8	59,747.6
Cost of goods sold	(10,648.1)	(10,223.0)	(29,436.8)	(29,990.3)
Gross profit	9,939.6	10,094.7	27,579.0	29,757.3

Distribution expenses	(3,000.4)	(2,607.8)	(8,144.4)	(8,206.2)
Sales and marketing expenses	(1,896.4)	(1,776.9)	(5,289.3)	(5,608.5)
Administrative expenses	(1,314.3)	(1,272.0)	(3,782.6)	(3,893.2)
Other operating income/(expenses)	348.7	474.7	1,974.8	1,352.2

Normalized Operating Profit	4,077.1	4,912.8	12,337.6	13,401.6

Exceptional items	(19.8)	(16.6)	(78.3)	(167.9)

Income from operations	4,057.3	4,896.1	12,259.3	13,233.7

Net finance results	(1,251.1)	(837.9)	(2,343.2)	(2,909.2)
Share of results of joint ventures	(2.4)	1.4	(8.0)	(15.2)

Profit before income tax	2,803.9	4,059.7	9,908.1	10,309.3

Income tax expense	411.1	(44.7)	(100.2)	122.7

Profit	3,215.0	4,015.0	9,807.9	10,432.0
Equity holders of Ambev	3,108.6	3,911.7	9,491.1	10,114.3
Non-controlling interest	106.5	103.3	316.8	317.7

Basic earnings per share (R$)	0.20	0.25	0.60	0.64
Diluted earnings per share (R$)	0.20	0.25	0.60	0.64

Normalized Profit	3,229.8	4,038.9	9,867.1	10,559.7

Normalized basic earnings per share (R$)	0.20	0.25	0.61	0.65
Normalized diluted earnings per share (R$)	0.20	0.25	0.60	0.65

Nº of basic shares outstanding (million of shares)	15,741.6	15,745.5	15,742.0	15,745.3
Nº of diluted shares outstanding (million of shares)	15,853.1	15,843.6	15,853.5	15,843.4

ir.ambev.com.br	Press Release – October 31, 2023

Page | 24

CONSOLIDATED STATEMENT OF CASH FLOWS	3Q22	3Q23	YTD22	YTD23
R$ million

Profit	3,215.0	4,015.0	9,807.9	10,432.0
Depreciation, amortization and impairment	1,523.4	1,671.5	4,324.0	4,902.2
Impairment losses on receivables and inventories	93.1	87.9	232.0	272.1
Additions/(reversals) in provisions and employee benefits	99.1	35.2	149.3	107.3
Net finance cost	1,251.1	837.9	2,343.2	2,909.2
Loss/(gain) on sale of property, plant and equipment and intangible assets	(19.0)	(12.0)	(65.0)	(54.6)
Equity-settled share-based payment expense	67.0	87.8	217.9	269.7
Income tax expense	(411.1)	44.7	100.2	(122.7)
Share of result of joint ventures	2.4	(1.4)	8.0	15.2
Hedge operations results	(76.2)	1.4	(572.5)	(239.9)
Other non-cash items included in the profit	0.4	-	(17.9)	(9.0)
Cash flow from operating activities before changes in working capital and provisions	5,745.1	6,767.9	16,527.2	18,481.5
(Increase)/decrease in trade and other receivables	(815.7)	(373.1)	(835.5)	(581.5)
(Increase)/decrease in inventories	(60.6)	996.5	(2,236.6)	834.0
Increase/(decrease) in trade and other payables	1,288.6	273.4	(3,183.0)	(5,612.1)
Cash generated from operations	6,157.4	7,664.7	10,272.1	13,121.9
Interest paid	(205.9)	(264.5)	(419.5)	(552.4)
Interest received	246.4	257.0	630.1	629.4
Dividends received	0.5	5.9	5.6	11.2
Income tax and social contributions paid	(89.1)	259.8	(1,656.9)	(2,447.8)
Cash flow from operating activities	6,109.4	7,923.0	8,831.4	10,762.4

Proceeds from sale of property, plant, equipment and intangible assets	39.8	25.5	98.0	83.8
Acquisition of property, plant, equipment and intangible assets	(1,855.9)	(1,282.7)	(4,497.6)	(3,731.4)
Acquisition of subsidiaries, net of cash acquired	0.0	(46.5)	(2.9)	(46.5)
Acquisition of other investments	-	2.1	(30.0)	(6.3)
(Investments)/net proceeds of debt securities	167.2	91.5	509.0	191.2
Net proceeds/(acquisition) of other assets	-	-	15.0	-
Cash flow used in investing activities	(1,648.9)	(1,210.1)	(3,908.5)	(3,509.2)

Capital increase	-	-	23.8	14.5
Proceeds/(repurchase) of shares	(0.6)	(54.1)	(56.4)	(79.1)
Acquisition of non-controlling interests	-	-	(0.1)	-
Proceeds from borrowings	75.5	1.1	203.4	39.5
Repayment of borrowings	(120.7)	(48.0)	(196.7)	(180.0)
Cash net finance costs other than interests	(558.1)	(861.4)	(2,772.0)	(2,800.0)
Payment of lease liabilities	(205.1)	(314.3)	(577.1)	(827.6)
Dividends and interest on shareholders’ equity paid	(117.6)	(125.4)	(282.5)	(292.2)
Cash flow from financing activities	(926.5)	(1,402.0)	(3,657.6)	(4,125.0)

Net increase/(decrease) in Cash and cash equivalents	3,534.0	5,310.8	1,265.3	3,128.2
Cash and cash equivalents less bank overdrafts at the beginning of the period	13,610.7	12,013.1	16,597.2	14,852.1
Effect of exchange rate fluctuations	129.2	88.6	(588.6)	(567.9)
Cash and cash equivalents less bank overdrafts at the end of the period	17,273.9	17,412.5	17,273.9	17,412.5

ir.ambev.com.br	Press Release – October 31, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer